SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo) AMBV4 – Preferred AMBV3 – Common NYSE (New York) ABV – Preferred ABVc – Common

AMBEV ANNOUNCES A PUBLIC OFFERING IN BRAZIL OF UNSUBSCRIBED SHARES IN CONNECTION WITH THE CAPITAL INCREASE APPROVED AT THE SHAREHOLDERS’ MEETING HELD ON APRIL 28, 2010

São Paulo, August 02, 2010 – Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces that it submitted on July 30 before the “Comissão de Valores Mobiliários – CVM” (“CVM”) a request for the simplified registration of a public offering in Brazil for a primary distribution of shares (the “Offer”), in accordance with article 6, paragraph 1 of CVM Normative Ruling n. 400/2003, for the sale of 109,065 common shares and 187,782 preferred shares, issued by AmBev, with no par value, at the auction for unsubscribed shares in connection with the capital increase approved at the Shareholders’ Meeting held on April 28, 2010, pursuant to article 171, paragraph 7, item “b” of Law n. 6,404/76.

The amount of the Offer is R$ 48,844,162.04, assuming the minimum price of R$149.4675 per common share and R$173.2993 per preferred share, with Link S/A CCTVM acting as intermediary institution. The Company expects the Offer to be completed until September, 2010.

Once the CVM approves the Offer, AmBev will announce the effective date of the Offer and the date on which the auction on the BM&FBOVESPA will take place.

In addition, AmBev announces that, immediately following the conclusion of the Offer, a Board Meeting shall be convened to ratify the aforementioned capital increase, as well as to deliberate with respect to the proposal of the Company’s Management for payment of dividends and interest on own capital of approximately R$ 2 billion.

This announcement is not an offer of any securities for sale in the United States and the securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
+55 11 2122-1415	+55 11 2122-1414

ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer